Exhibit 99.4

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

May 9, 2006

Release 14-06

EUROZINC REPORTS UNDERGROUND

EXPLORATION DRILL RESULTS

EuroZinc Mining Corporation is pleased to announce drill results from its 2006 underground drill program at the Neves-Corvo mine in southern Portugal.

Drill holes targeting the area between the Lombador and Corvo deposits intersected massive sulphide mineralization over a strike length of 175 metres, a down dip distance of 200 metres, at an average thickness of 18 metres. Highlights from the underground drilling in this area include an intercept of 16.6 metres grading 10.0% copper in FL252 and 7.5 metres grading 8.56% copper in FL334.

Drilling was also completed on two sections of the Zambujal deposit as part of an overall program initiated in 2005 to upgrade the inferred resources to the indicated category. The program has been successful in converting 70% of the inferred resource to the indicated category, and increasing the contained copper by 23% and contained zinc by 37% as of December 31, 2005. The drill holes reported below intersected massive sulphide mineralization over a down dip distance of 150 metres at an average thickness of 50 metres. Intersections were primarily zinc rich and include 9 metres grading 7.45% zinc in FZ341 and 11 metres grading 6.31% zinc in FZ347.

Selected drill results from the Lombador-Corvo bridge (3,491 metres in 31 holes) and Zambujal (1,306.4 metres in 7 holes) deposits are highlighted in the table below.

Drill Hole	From	To	Interval	True Width	Ore Type	Cu	Pb	Zn
	Metres	Metres	Metres	Metres		%	%	%
Lombador
FL240	91.00	118.00	27.00	14.50	Massive Sulphide	3.85	0.71	0.08
FL244	30.00	45.00	15.00	12.50	Massive Sulphide	3.09	0.33	0.04
FL251	139.00	145.45	6.45	3.50	Massive Sulphide	4.16	0.53	0.08
FL252	48.35	64.90	16.55	16.55	Massive Sulphide	10.02	0.89	0.24
FL265	41.10	45.50	4.40	4.40	Massive Sulphide	7.09	0.34	0.08
FL270	155.00	170.00	15.00	9.40	Massive Sulphide	0.37	0.32	9.50
FL270	182.00	187.20	5.20	3.25	Massive Sulphide	5.36	2.19	0.10
FL282	134.00	142.00	8.00	6.20	Stockwork	4.06	0.20	1.02
FL289	69.00	75.65	6.65	6.65	Massive Sulphide	3.58	0.16	0.06
FL334	58.85	66.35	7.50	6.70	Massive Sulphide	8.56	0.44	0.13
Zambujal
FZ341	102.00	111.00	9.00	7.25	Massive Sulphide	0.29	1.36	7.45
FZ343	70.00	87.00	17.00	16.00	Massive Sulphide	0.33	0.93	5.08
FZ345	55.00	66.00	11.00	11.00	Massive Sulphide	0.32	0.73	5.49
FZ345	78.00	83.05	5.05	5.05	Massive Sulphide	3.76	0.21	1.67
FZ347	50.00	61.00	11.00	9.00	Massive Sulphide	0.26	1.40	6.31
FZ355	146.00	162.00	16.00	15.00	Massive Sulphide	0.40	0.65	5.87
FZ359	101.00	106.00	5.00	4.50	Massive Sulphide	0.24	0.39	5.51
FZ365	135.00	191.10	56.10	51.00	Massive Sulphide	0.36	0.86	5.47

A plan map showing the location of these drill hole intersections is available on the company website at www.eurozinc.com.

The 19,000 metre underground program is focused on upgrading inferred resources at the Neves, Graça, Corvo and Zambujal deposits to the indicated and measured categories, as well as adding to the overall resource base by drilling high-potential areas that are not currently included in the resource. The drill program is approximately 25% complete as of the end of March.

The Company’s surface drill program resumed operation after being on standby for eight weeks due to a shortage of drill personnel. Two drills are now in operation on the Neves-Corvo mining lease. As of May 8th, one drill rig is collared on the Lombador deposit and is at 630 metres depth with the target intersection at approximately 750 metres depth. The second drill rig is working on step-out holes along the western side of the Neves deposit.  Approximately 6,000 metres of the planned 46,000 metre surface program have now been completed.  The Company is currently planning to increase the number of drills operating in order to ensure that the program is completed on schedule.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Garnet Dawson	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Vice President Exploration	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person. Drill core samples are analyzed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electrogravimetry (copper), or atomic absorption (zinc, silver, mercury). Samples with greater than 2.00% copper are re-analyzed by electrogravimetry and greater than 2.50% zinc is re-analyzed by atomic absorption.

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.